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                                                                       Exhibit 4
Le President                                        MERCK
FACSIMILE + MAIL                                    Lipha s.a.
                                                    France

                                                   SHAMAN PHARMACEUTICALS INC
                                                   213 East Grand Avenue
                                                   South San Francisco
                                                   CA 94080-4812
                                                   USA
Lyons, December 1st, 1998


Dear Ms. Conte,

As you correctly understood, my fax to you of yesterday, November 30, went out before I saw your fax letter of Sunday, November 28, but I now have your fax response of yesterday to my last letter, and I believe we should now be able to conclude all steps and formalities fairly rapidly.

Unfortunately, your new addendum 7 is not quite accurate, as Section 2.2.1(iv) is not completely "eliminated", but rather modified so that the minimum of twenty (20) FTEs shall apply during the first three years, as well as years 4 and 5 (your fax letter of November 18, 1998, requested elimination of "the requirement for employing the additional FTEs in year 4 and 5").

So as to avoid confusion, but also in order to move forward without additional delay, I have corrected addendum 7 and return herewith the second page of the letter agreement of November 12, 1998, and have now myself initialed addendum 5 and the corrected addendum 7. I would appreciate your now returning to me this corrected page, after you have initialed what is hopefully the final change.

We can then consider that, as requested in your fax letter of November 29, we will have reached a signed agreement by Wednesday, December 2 (and we can promptly make arrangement for cash funding and issuance of stock certificates in the next few days).

Mr. Julliard is currently on a business trip, but will return to France on Thursday, December 2, and will hopefully be able to coordinate final formalities with Loretta Su, as you suggested. Assuming your agreement on all of the above, we should be able to effect transfer of funds by the end of this week.

Please sign and return a copy of this letter, along with the corrected and initialed signature page of our letter agreement, to confirm your agreement with the above.

In turn, I convey my best wishes for the holidays and a successful 1999 for both our companies.

                                                        Sincerely,  /s/ JeanNoel



ACCEPTED AND AGREED
SHAMAN PHARMACEUTICALS, Inc.


By  /s/ Lisa A. Conte
    -----------------
        Lisa Conte



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Le President                                          MERCK

                                                      Lipha s.a.
                                                      France

                                                      SHAMAN PHARMACEUTICALS INC
                                                      213 East Grand Avenue
                                                      South San Francisco
                                                      CA 94080-4812
                                                      USA
Lyons, November 12th, 1998


Dear Ms. Conte,

Following our extremely productive and helpful discussions with you last week, I am pleased to confirm our acceptance of your proposal of 9 October 1998, on the following terms and conditions;

1. LIPHA will rapidly effect an advance of US$2 million, in exchange for a total credit of US$6 million against continuing contractual payments, as specified below.

2. The US$2 million advance payment will be allocated one-half (US$1 million) as Research Payments and one-half (US$1 million) as Stock Purchases (share purchase price to be calculated in accordance with Article 4.1.1 of our Agreement).

3. As you suggested in your letter proposal of 9 October 1998, the first credit will be against the US$1.125 million remaining for Year Three (elimination of the three quarterly payments of US$375,000 otherwise due on December 23, 1998, March 23 and June 23, 1999). This then leaves a balance of US$4.875 million in total credits, to be applied as set forth below.

4. Of the total remaining credit, US$2.5 million will be deducted from Year four, and the total balance due for that year of US$2 million (US$4.5 million - US$2.5 million) will be split evenly between Share Purchases for US$1 million (on September 23, 1999) and four quarterly payments of US$250,000 each, beginning September 23, 1999.

5. The remaining credit, US$2.125 million (US$4.5 million - US$2.375 million of remaining credit in Year Five) will be allocated US$1.125 million in Share Purchases (on September 23, 2000) and four quarterly payments of US$250,000 each, beginning September 23, 2000.

8. Finally, and still in accordance with your proposal, we will "retroactively eliminate the requirement for the first pre-clinical milestone payment in the LIPHA/SHAMAN contract".


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As soon as you can confirm your acceptance of the foregoing terms and conditions, by signing and returning a copy of this letter, we can agree on timing and coordination for the US$2 million advance (including the Share Purchases for US$1 million). You can, if you and your attorneys consider it necessary, prepare and submit to us appropriate documents to effect these changes. Otherwise, your agreement on this letter will constitute our mutual agreement with respect to the amendment of our Agreement, in accordance with the terms and conditions hereof.

We are extremely pleased with the progress we have made together on this and other proposals, and look forward to continuing a fruitful collaboration with SHAMAN. As indicated, I would appreciate your signing and returning a copy of this letter, to confirm your agreement with the above.

                                                              Sincerely,



                                                              /s/ JeanNoel
                                                              J.N. TRELLES


ACCEPTED AND AGREED
SHAMAN PHARMACEUTICALS, Inc.


By /s/ Lisa A. Conte
     Lisa Conte



6. The accounting period for the collection and screening of plants as set forth in Section 2.2.1 of our Agreement will be adjusted to coincide with the Research Period (commencing on September 23 of each year during the contract term) specifically 130 plants screened between May 24, 1998 and September 23, 1998). [/s/ LAC /s/ JN]

7. The FTE requirement as set forth in Section 2.2.1(iv) of our Agreement will be modified to read as follows: "allocate at least twenty (20) full time equivalent ("FTE") scientists during each year under this Agreement, to carry out the obligations of Shaman under this Agreement" [/s/ LAC /s/ JN] . The terms as provided in Sections 2.2.1(I), (ii),
         (iii), and (v) will remain in force. [/s/ LAC /s/ JN]